Li Auto, Inc.

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

August 26, 2022

VIA EDGAR

Mr. Kevin Stertzel

Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Li Auto, Inc. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2021 Filed on April 19, 2022 (File No. 001-39407)

Dear Mr. Stertzel and Mr. Greene,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 15, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 19, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3 - Key Information, page 1

1.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership.

The Company undertakes to replicate the diagram of the Company’s corporate structure disclosed in “Item 4.C. Information of the Company—Organizational Structure,” including the footnotes identifying the person or entity that owns the equity in each depicted entity therein, on page 98 of the 2021 Form 20-F and make the referenced disclosure at the outset of Item 3 in future filings of its annual report on Form 20-F, starting with its annual report on Form 20-F for the fiscal year ending December 31, 2022 (the “2022 Form 20-F”).

In addition, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F, starting with its 2022 Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 1:

Our Holding Company Structure and Contractual Arrangements with ~~Our~~ the VIEs and Their Shareholders

Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) ~~our~~ the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through ~~our~~ the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, ~~our~~ the VIEs, and their nominee shareholders to control the business operations of ~~our~~ the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in the Chinese mainland. Revenues contributed by ~~our~~ the VIEs accounted for ~~100.0%,~~ 84.6%, ~~and~~ 23.3%, and             % of our total revenues in ~~2019,~~ 2020, ~~and~~ 2021, and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Li Auto” refers to Li Auto Inc., its subsidiaries, and, in the context of describing ~~our~~ the operations conducted through our PRC subsidiaries and the VIEs and consolidated financial information, ~~our~~ the VIEs in China, including but not limited to Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information. Investors in our ADSs are not purchasing equity interest in ~~our~~ the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

A series of contractual agreements, including powers of attorney, business operation agreement, equity pledge agreements, exclusive consultation and service agreements, and equity option agreements, have been entered into by and among our PRC subsidiaries, ~~our~~ the VIEs, and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our~~ the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance and (ii) receive economic benefits from the VIEs that could be significant to them. Accordingly, Li Auto Inc. is considered the primary beneficiary of the VIEs and their subsidiaries and has consolidated the financial results of these companies in its consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Li Auto Inc. nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with ~~Our~~ the VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over ~~our~~ the VIEs and their subsidiaries, the nominee shareholders of the VIEs may have potential conflicts of interest with us, and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with ~~our~~ the VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The registered shareholders of ~~our~~ the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

2.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

The Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F, starting with its 2022 Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB~~, which may impact our ability to remain listed on a United States or other foreign exchange~~. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, and our auditor is subject to this determination. In May 2022, the SEC conclusively listed Li Auto Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate our auditor, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities. The related risks and uncertainties could cause the value of the ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

3.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

The Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F, starting with its 2022 Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 1:

Our Holding Company Structure and Contractual Arrangements with ~~Our~~ the VIEs and Their Shareholders

Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) ~~our~~ the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through ~~our~~ the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, ~~our~~ the VIEs, and their nominee shareholders to control the business operations of ~~our~~ the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in the Chinese mainland. Revenues contributed by ~~our~~ the VIEs accounted for ~~100.0%,~~ 84.6%, ~~and~~ 23.3%, and               % of our total revenues in ~~2019,~~ 2020, ~~and~~ 2021, and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Li Auto” refers to Li Auto Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, ~~our~~ the VIEs in China, including but not limited to Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information. Investors in our ADSs are not purchasing equity interest in ~~our~~ the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

A series of contractual agreements, including powers of attorney, business operation agreement, equity pledge agreements, exclusive consultation and service agreements, and equity option agreements, have been entered into by and among our PRC subsidiaries, ~~our~~ the VIEs, and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our~~ the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, Li Auto Inc. is considered the primary beneficiary of the VIEs and their subsidiaries and has consolidated the financial results of these companies in its consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Li Auto Inc. nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with ~~Our~~ the VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over ~~our~~ the VIEs and their subsidiaries, the nominee shareholders of the VIEs may have potential conflicts of interest with us, and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with ~~our~~ the VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The registered shareholders of ~~our~~ the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

The Company further undertakes to thoroughly review and revise the disclosure in future filings of its annual report on Form 20-F to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs, limit references to control or benefits that accrue to the Company because of the VIEs to a clear description of the conditions that the Company has satisfied for consolidation of the VIEs under U.S. GAAP, and clarify that the Company is the primary beneficiary of the VIEs for accounting purposes.

Part 1, page 1

4.	At the onset of Part I, please revise to disclose prominently the following:

•	whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;

•	whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;

•	whether you have been or expect to be identified by the Commission under the HFCAA; and

•	a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

The Company respectfully proposes to move the following disclosure previously included in Item 3 of the 2021 20-F, as revised (with deletions shown as strike-through and additions underlined), to the onset of Part I in future filings of its annual report on Form 20-F, starting with its 2022 Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 2:

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB~~, which may impact our ability to remain listed on a United States or other foreign exchange~~. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, and our auditor is subject to this determination. In May 2022, the SEC conclusively listed Li Auto Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate our auditor, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities. The related risks and uncertainties could cause the value of the ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

5.	At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a [Cayman Islands] holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

The Company respectfully proposes to move the following disclosure previously included in Item 3 of the 2021 20-F, as revised (with deletions shown as strike-through and additions underlined), to the onset of Part I in future filings of its annual report on Form 20-F, starting with its 2022 Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 1:

Our Holding Company Structure and Contractual Arrangements with ~~Our~~ the VIEs and Their Shareholders

Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) ~~our~~ the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through ~~our~~ the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, ~~our~~ the VIEs, and their nominee shareholders to control the business operations of ~~our~~ the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in the Chinese mainland. Revenues contributed by ~~our~~ the VIEs accounted for ~~100.0%,~~ 84.6%, ~~and~~ 23.3%, and             % of our total revenues in ~~2019,~~ 2020, ~~and~~ 2021, and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Li Auto” refers to Li Auto Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, ~~our~~ the VIEs in China, including but not limited to Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information. Investors in our ADSs are not purchasing equity interest in ~~our~~ the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

A series of contractual agreements, including powers of attorney, business operation agreement, equity pledge agreements, exclusive consultation and service agreements, and equity option agreements, have been entered into by and among our PRC subsidiaries, ~~our~~ the VIEs, and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our~~ the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, Li Auto Inc. is considered the primary beneficiary of the VIEs and their subsidiaries and has consolidated the financial results of these companies in its consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Li Auto Inc. nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with ~~Our~~ the VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over ~~our~~ the VIEs and their subsidiaries, the nominee shareholders of the VIEs may have potential conflicts of interest with us, and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with ~~our~~ the VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The registered shareholders of ~~our~~ the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

. . . .

Our corporate structure is subject to risks associated with our contractual arrangements with ~~our~~ the VIEs. If the PRC government deems that our contractual arrangements with ~~our~~ the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our~~ the VIEs and, consequently, significantly affect the financial performance of ~~our~~ the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

6.	At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

The Company respectfully proposes to move the following disclosure previously included in Item 3 of the 2021 20-F, as revised (with deletions shown as strike-through and additions underlined), to the onset of Part I in future filings of its annual report on Form 20-F, starting with its 2022 Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 2:

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, ~~we face risks associated with~~ regulatory approvals on offshore offerings and listings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, it remains uncertain how PRC government authorities will regulate overseas listing and offering in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC, or any other PRC government authorities for our overseas offerings. In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Therefore, we face risks and uncertainties associated with these statements and regulatory actions, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China.”

. . . .

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB~~, which may impact our ability to remain listed on a United States or other foreign exchange~~. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, and our auditor is subject to this determination. In May 2022, the SEC conclusively listed Li Auto Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate our auditor, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities. The related risks and uncertainties could cause the value of the ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

7.	At the onset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

The Company respectfully proposes to revise the following definition previously included in “Introduction” of the 2021 20-F, as revised (with deletions shown as strike-through and additions underlined), to the onset of Part I in future filings of its annual report on Form 20-F, starting with its 2022 Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

•	“Li Auto,” “we,” “us,” “our company,” or “our” refers to Li Auto Inc., our Cayman Islands holding company, and its subsidiaries and, when describing our operations and consolidated financial information, also including ~~our~~ the VIEs and their respective subsidiaries. The VIEs are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Investors are purchasing an interest in Li Auto Inc., a Cayman Islands holding company with no operations of its own. Li Auto Inc. does not have any equity ownership in the VIEs;

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, and make necessary revisions in future filings of its annual report on Form 20-F.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 . . . , page 23

8.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factor to disclose whether you have been or expect to be identified by the Commission under the HFCAA and what impact this may have on your ability to continue to offer your securities.

The Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F, starting with its 2022 Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 23:

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA, which was signed into law on December 18, 2020, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in ~~mainland China~~ the Chinese mainland and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In May 2022, the SEC conclusively listed Li Auto Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, after which we are required to satisfy certain additional disclosure requirements in our annual reports on Form 20-F under the HFCAA. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate our auditor, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since August 12, 2021 and the ADSs and Class A ordinary shares are fully fungible, we cannot assure your that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, i~~I~~f our shares and ADSs are prohibited from trading in the United States~~, there is no certainty that we will be able to list on additional non-U.S. exchange to facilitate the trading in our securities~~. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Item 3.D. Risk Factors
You may experience difficulties in effecting service of legal process…., page 49

9.	As it appears your officers and directors are located in China, please revise your filing to also include a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals.

The Company respectfully proposes to include the following disclosure in Item 10. Additional Information in future filings of its annual report on Form 20-F, starting with its 2022 Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Enforceability of Civil Liabilities

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all our senior executive officers are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

Our Cayman Islands legal counsel has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment (i) is final and conclusive, (ii) is not in the nature of taxes, a fine, or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Our PRC legal counsel has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Item 5. Operating and Financial Review and Prospects

Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 116

10.	Please expand your discussion of your consolidated operating results to provide a more comprehensive discussion and analysis of the factors that impacted your results between comparative periods. Please revise to more fully address the following:

•	Quantify how much of the increase in revenue, from period-to-period, was due to changes in vehicles sold, changes in selling prices and/or changes in products and services. Please also discuss and quantify the impact of revenues from other sales and services; and

•	In circumstances where there are multiple business reasons for changes in income statement line items, please quantify each business reason. For example, you indicate that the increase in selling, general and administrative expenses were attributable to increased employee compensation as a result of growing number of staff, as well as increased marketing and promotional activities and rental expenses associated with the expansion of our sales network without further quantification.

The Company respectfully proposes to revise the referenced disclosure in future filings of its annual report on Form 20-F, starting with its 2022 Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

The Company respectfully advises the Staff that substantially all of the increase in revenues from vehicle sales in 2021 as compared to 2020, as proposed below, was attributable to the increase in vehicles delivered, while the increase in selling prices (from RMB328,000 to RMB338,000 in May 2021) accounted for a very small proportion. The Company also undertakes to more fully address the Staff’s comments on discussion and quantification of the Company’s consolidated operating results, including revenues, research and development expenses, and selling, general and administrative expenses as proposed below (in addition to the breakdown for such expenses presented in Note 20 and 21 of the consolidated financial statements included in the 2021 Form 20-F), in the year-over-year comparison in Item 5 in future filings of its annual report on Form 20-F.

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Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our total revenues increased from RMB9.5 billion in 2020 to RMB27.0 billion ~~(US$4.2 billion)~~ in 2021, primarily due to an increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB9.3 billion in 2020 to ~~were~~ RMB26.1 billion ~~(US$4.1 billion)~~ in 2021, ~~compared with RMB9.3 billion in 2020,~~ primarily attributable to the increased deliveries of 90,491 vehicles in 2021, compared with 32,624 vehicles in 2020.

Revenues from other sales and services increased from RMB173.9 million in 2020 to ~~were~~ RMB881.3 million ~~(US$138.3 million)~~ in 2021, ~~compared with RMB173.9 million in 2020,~~ primarily attributable to a RMB678.2 million increase in the ~~increased~~ sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, and the sales of automotive regulatory credits.

. . . .

Research and Development Expenses

Our research and development expenses increased from RMB1.1 billion in 2020 to RMB3.3 billion ~~(US$515.7 million)~~ in 2021, primarily attributable to a RMB1.5 billion increase in ~~increased~~ employee compensation as a result of growing number of research and development staff as well as a RMB571.6 million increase in ~~increased~~ costs associated with new products developments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB1.1 billion in 2020 to RMB3.5 billion ~~(US$548.0 million)~~ in 2021, primarily attributable to a RMB965.1 million increase in ~~increased~~ employee compensation as a result of growing number of staff, as well as a RMB836.0 million increase in ~~increased~~ marketing and promotional activities and a RMB161.7 million increase in rental expenses associated with the expansion of our sales network.

*            *            *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (10) 8742-7209 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Tie Li
Tie Li
Director and Chief Financial Officer

cc:	Xiang Li, Chairman and Chief Executive Officer, Li Auto Inc.

Yanan Shen, Director and President, Li Auto Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

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